UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015.

ROCKWELL COLLINS
Retirement Savings
Plan

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2314475
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

400 Collins Road NE	52498
Cedar Rapids, Iowa	(Zip Code)
(Address of principal executive offices)

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement
Savings Plan
EIN#: 52-2314475, Plan #: 002

Financial Statements as of and for the
Years Ended December 31, 2015 and 2014
Supplemental Schedule as of
December 31, 2015 and Reports of Independent
Registered Public Accounting Firms

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor, Plan Administrator, and Participants of
Rockwell Collins Retirement Savings Plan
Cedar Rapids, IA
We have audited the accompanying statements of net assets available for benefits of Rockwell Collins Retirement Savings Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan an as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Kansas City, MO
June 24, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of
Rockwell Collins Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Rockwell Collins Retirement Savings Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 24, 2015

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Investments at fair value:
Rockwell Collins Defined Contribution Master Trust:
Participant-directed investments	$—	$2,339,436,937
Partially nonparticipant-directed investment - Rockwell Collins Stock Fund	—	438,955,660
Investments at fair value	3,247,095,065	—
Total Investments	3,247,095,065	2,778,392,597

Notes receivable from participants	42,915,378	32,613,311
Other receivables	26,250	119,820
Total Receivables	42,941,628	32,733,131

Total Assets	3,290,036,693	2,811,125,728

LIABILITIES:
Accrued expenses	(165,563)	(326,001)

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	3,289,871,130	2,810,799,727

Adjustment from fair value to contract value for fully benefit-responsive stable value fund (1)	(279,755)	(2,707,048)

NET ASSETS AVAILABLE FOR BENEFITS	$3,289,591,375	$2,808,092,679
(1) ASU 2015-12 does not require the adjustment of fully benefit-responsive investment contracts from fair value to contract value. This amendment is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Rockwell Collins has not elected to early adopt this amendment; therefore, the statements above contain the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Investment income:
Plan interest in net investment income of Rockwell Collins Defined Contribution Master Trust	$54,294,013	$219,381,677

Contributions:
Participants	111,991,410	107,099,874
Employer:
Matching contributions	37,077,261	35,761,599
Retirement contributions	43,524,505	41,519,663
Rollovers	7,726,973	5,987,901
Total contributions	200,320,149	190,369,037

Interest from notes receivable from participants	1,360,161	1,360,227

Other income	87,342	428,378

Total investment income, contributions and receivable interest income	256,061,665	411,539,319

Deductions:
Payments to participants or beneficiaries	(211,416,286)	(187,221,341)
Deemed distributions and loan defaults	(1,141,072)	(1,483,308)
Administrative expenses	(1,332,593)	(904,887)
Total deductions	(213,889,951)	(189,609,536)

Transfers:
Net transfers between affiliated plans	439,326,982	566,771

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	481,498,696	222,496,554

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,808,092,679	2,585,596,125

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$3,289,591,375	$2,808,092,679

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1. DESCRIPTION OF PLAN
This brief description of the Rockwell Collins Retirement Savings Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
Prior to December 31, 2015, Rockwell Collins, Inc. (the Company) maintained three defined contribution savings Plans in the U.S. for the benefit of its employees. These plans were the Rockwell Collins Retirement Savings Plan (legacy Savings Plan), the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (legacy Union Plan) and the ARINC, Inc. Tax Deferred Savings Plan (legacy ARINC Plan). On December 31, 2015, the legacy Union and ARINC Plans merged into the legacy Savings Plan, and all assets and liabilities from these plans were transferred. In order to gain year over year comparability, the three plans must be viewed together.
As of December 31, 2015, the combined Rockwell Collins Retirement Savings Plan (the Plan) is now comprised of the following four sub-plans:

•	Salaried and Certain Hourly Employees (the Salaried sub-plan)

•	Bargaining Unit Employees (the Bargaining Unit sub-plan)

•	IMS Non-Union Employees (the IMS Non-Union sub-plan)

•	IMS Union Employees (the IMS Union sub-plan)
Each sub-plan maintains its own existing requirements and qualifications, as described below.
Prior to December 31, 2015, the investment assets of the legacy Savings and Union Plans were held and administered by the Rockwell Collins Defined Contribution Master Trust (the Master Trust). Each of the participating plans had an interest in the net assets of the Master Trust and changes therein. The Master Trust provided segregated accounting for each plan and existed primarily to allow a single investment fund for the participants in the common stock of the Company at an administrative cost less than if each plan had a separate fund. The merger of the legacy Union and ARINC Plans into the legacy Savings Plan on December 31, 2015 eliminated the requirement for a Master Trust. The Master Trust was dissolved on December 31, 2015.
General – The Plan is a defined contribution plan sponsored by the Company. The Rockwell Collins Employee Benefit Plan Committee controls and manages the operation and administration of the Plan. The assets are held in custody with Fidelity Management Trust Company (the Trustee). The Employee Benefit Plan Committee of the Company selects the investment options available to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility – Substantially all U.S.-based salaried, hourly and union employees (excluding ARINC Incorporated & Subsidiaries employees) are eligible to participate in the Salaried or Bargaining Unit sub-plans immediately upon hire.
Participants of the Bargaining Unit sub-plan include members and retirees of the International Brotherhood of Electrical Workers locals 1362 and 1634, International Union of Electric, Electrical, Salaried, Machine and Furniture Workers - Communications Workers of America local 86787 and various International Alliance of Theatrical Stage Employees locals.
Substantially all U.S.-based ARINC Incorporated & Subsidiaries employees are eligible to participate in the IMS Non-Union or IMS Union sub-plans on the first day of the month following their date of hire.
Contributions –
Salaried and Bargaining Unit Sub-Plans – The Salaried and Bargaining Unit sub-plans provide that eligible employees may contribute up to a maximum of 50 percent of eligible compensation. Participant contributions can be made either pre-tax or after-tax, up to Internal Revenue Code (IRC) specified limits. However, pre-tax contributions by highly compensated participants are limited to 20 percent and eight percent of the participant’s eligible compensation in the Salaried and Bargaining Unit sub-plans, respectively. Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the Salaried and Bargaining Unit sub-plans, as specified in the IRC.

Company matching contributions for the Salaried sub-plan are calculated each pay period and are equal to 50 percent of the first eight percent of eligible compensation contributed by participants. Company matching contributions for the Bargaining Unit sub-plan are calculated each pay period and are equal to 50 percent of the first six percent of eligible compensation contributed by participants. Company matching contributions are not made on the catch-up contributions discussed above. Participant contributions are allocated according to the investment fund elections of the participant, while Company matching contributions are made to the Rockwell Collins Stock Fund. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the available investment funds at any time, which makes the Rockwell Collins Stock Fund a partially nonparticipant-directed investment.
Newly eligible employees are automatically enrolled at a two and one percent pre-tax contribution rate for the Salaried and Bargaining Unit sub-plans, respectively. Each May, employees contributing less than six percent to the Bargaining Unit sub-plan, will have their contribution rates increased by one percent each year unless they opt out of the Annual Increase Program. For those participants who do not select an investment option, their contributions are invested in the default fund, which is the State Street Global Advisors (SSgA) Target Retirement Fund closest to the date the participant turns age 65. In December 2015, State Street changed the name of the fund to the State Street Target Retirement Fund. Participants may elect to change their contribution rate or transfer all or a portion of their balances to any of the available investment funds at any time.
Salaried sub-plan eligible employees receive Company retirement contributions each pay period, which are invested in the same investment funds and the same allocations as the participant's contributions to the Salaried sub-plan. Company retirement contributions are calculated as a percentage of eligible compensation, based on points corresponding to age plus years and months of credited service as follows:

Points	Contribution %
0-34	0.5%
35-44	1.0%
45-54	2.0%
55-64	3.5%
65-74	5.0%
75 & over	6.0%
A Bargaining Unit sub-plan agreement was reached in May 2013 between the Company and the International Brotherhood of Electrical Workers locals 1362 and 1634, the International Union of Electric, Electrical, Salaried, Machine and Furniture Workers - Communications Workers of America local 86787. The contract covers a five year period from May 4, 2013 through May 4, 2018. The contract requires that Company matching contributions begin immediately. Contribution rates and vesting schedules remained the same.
IMS Non-Union Sub-Plan - Eligible participants may make contributions as pre-tax 401(k) deferrals or as Roth after-tax contributions. Participants receive a non-safe harbor matching contribution equal to 100 percent of the first six percent of eligible compensation, as defined in the plan document, that a participant contributes to the plan on a per pay period basis.
IMS Union Sub-Plan - Eligible participants may make contributions as pre-tax 401(k) deferrals, Roth after-tax contributions or after-tax contributions. Participants in the IMS Union sub-plan do not receive matching contributions.
In both IMS sub-plans, participants may contribute to the plan subject to limitations imposed by the IRC. Certain highly-compensated employees may be subject to additional limitations.

Participant Accounts – Individual accounts are maintained for each participant. Each participant’s account is increased for participant and Company contributions and an allocation of Plan earnings. Each participant’s account is decreased for withdrawals, directly attributable expenses and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined by the respective sub-plan documents. The benefit amount to which a participant is entitled is the vested balance in the participant’s account.
Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in the Rockwell Collins Stock Fund. Participants’ accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
Investments – Participants may elect to have their contributions made to any of the investment funds in the Plan, with the exception of the Rockwell Collins Stock Fund for legacy ARINC Plan participants prior to the plan merger, in one percent increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, employee and Company contributions are invested in the Plan's default fund.
Investment options available to participants include various mutual funds, collective trust funds, the Rockwell Collins Small Mid (SMID) Cap Value Fund, the Rockwell Collins Stable Value Fund and the following stock fund specific to the Plan:
Rockwell Collins Stock Fund – The Rockwell Collins Stock Fund invests principally in the common stock of the Company and holds cash or liquid short-term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Rockwell Collins Stock Fund holds one percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the various fund alternatives at any time.
The Plan has a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan (ESOP) feature as defined by the IRC. This option allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation, or to have the dividends reinvested in the Plan with taxes deferred. Dividend payments are automatically reinvested in the Plan unless the participant elects to receive the dividend as a taxable cash payment. Participants may change this election at any time.
Vesting – Each participant is fully vested at all times in the portion of the participant’s account that relates to participant contributions and earnings thereon.
Salaried and Bargaining Unit Sub-Plans – Vesting in the Company contribution portion of participant accounts, plus actual earnings thereon, is based on years of vested service, as defined in the respective plan documents. Generally, a participant is 100 percent vested after three years of vested service, or when the participant reaches age 55 (Salaried sub-plan) or 65 (Bargaining Unit sub-plan) while employed by the Company.
IMS Sub-Plans – IMS Non-Union sub-plan participants who receive either age-based profit sharing contributions or enhanced employer matching contributions will vest according to the following schedule:

Years of Service	Vesting Percentage
Less than one	0%
One but less than two	20%
Two but less than three	40%
Three but less than four	60%
Four but less than five	80%
Five or more	100%

Participants also become 100 percent vested in enhanced employer matching contributions and age-based contributions prior to completing five years of service if a participant attains age 65 and is an active employee of ARINC Incorporated & Subsidiaries, incurs a disability while employed by ARINC Incorporated & Subsidiaries or is deemed to be a “Divested Business Employee”, as defined in the IMS sub-plan documents.
Notes Receivable from Participants – Notes may be obtained from the balance of a participant’s account in amounts not less than $1,000 and not greater than the lesser of $50,000, reduced by the participant’s highest outstanding note receivable balance during the 12-month period before the date of the note, or 50 percent of the participant’s vested account balance, less any outstanding notes. Participants may have up to two outstanding notes at a time. Notes are collateralized by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus one percent on the last day of the month before the note is requested. Note repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, or 60 months, or up to 120 months for the purchase of a primary residence. Payments of principal and interest are credited to the participant’s account. Notes may be paid in full at any time.

The Salaried sub-plan has notes outstanding with terms that differ from those above as a result of previous acquisitions made by the Company, whereby 401(k) plans, including outstanding notes, were merged into the Salaried sub-plan. Such notes will continue under their original terms until repaid.
A deemed distribution results when a participant, who is classified as an employee of the Company, has defaulted on a note. Note defaults occur when a participant, who is no longer an active employee, defaults on a note or receives an actual distribution that was offset by the note amount. These are classified as distributions from the Plan.
Rollovers – Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Payment of Benefits – Payment of benefits for lump sum distributions or non-hardship withdrawals may be received in Company stock or in cash. Payment of benefits for annual installments or hardship withdrawals must be received in cash.
Active participants may withdraw certain amounts from their account. The funds available for participants under age 59-1/2 are funds in after-tax, rollover, ESOP dividend and Company matching sources. Participants may also withdraw pre-tax sources if they meet the requirements for a hardship withdrawal. At age 59-1/2 all vested sources may be withdrawn, except for retirement contribution sources. Participant vested amounts are payable upon retirement, death or termination of employment.
Upon retirement or termination at age 55 or later, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the IRC, or the balance may remain in the Plan without further contributions.
Upon termination of employment prior to reaching age 55, participants may receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the IRC, or the balance may remain in the Plan without further contributions.
Forfeited Accounts – The non-vested portion of a participant’s account is forfeited when certain terminations described in the respective sub-plan documents occur. Forfeitures remain in the Plan and are used to reduce the Company’s contributions to the Plan or to pay administrative expenses of the Plan. The Plan contains specific break-in-service provisions that enable a participant’s account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2015 and 2014, forfeited non-vested accounts in the legacy Savings Plan totaled $38,365 and $147,295, respectively. During the years ended December 31, 2015 and 2014, Company contributions in the legacy Savings Plan were reduced by $1,519,535 and $1,499,748, respectively, from forfeited non-vested accounts. Forfeited non-vested account totals and the amounts by which Company contributions were reduced for the legacy Union and ARINC Plans can be found in their respective filings for the year ended December 31, 2015.
Plan Termination – Although the Company has not expressed any intent to terminate the Plan, the Company has the authority, subject to any applicable collective bargaining agreement, to terminate or modify the Plan, or suspend contributions to the Plan, in accordance with ERISA. In the event that the Plan is terminated, each participant’s account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition – Plan investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares of mutual funds are valued at the closing price reported on the active market on which the mutual funds are traded on the last business day of the Plan year, which represents the net asset value of shares held by the Plan at year end.
The Rockwell Collins Stock Fund is stated at fair value based on the underlying Company common stock, which is valued at the closing price reported on the active market on which the stock is traded on the last business day of the Plan year, and also includes cash.
The fair values of collective trusts (excluding collective trusts in the Rockwell Collins Stable Value Fund) are based on net asset values (NAVs). The NAVs, as obtained from the audited financial statements of the collective trusts at year end, are used as a practical expedient to estimate fair value. Each NAV is based on underlying investments held by each collective trust. The strategy of the funds is to approximate as closely as possible, the performance of a custom benchmark index over the long term, before expenses, while providing participants the ability to purchase and redeem units on an "as of" basis. As of December 31, 2015 and 2014, the funds had a fair value of $984,012,426 and $429,053,489, respectively, and an unfunded commitment of $0. Funds may be redeemed immediately and no other redemption restrictions exist for these funds.
The Managed Income Portfolio (MIP) fund with underlying investments in investment contracts is valued at the fair market value of the underlying investments and then adjusted by the issuer to the contract value for those investment contracts that are fully benefit-responsive. This fund was no longer offered after May 2015.
The Rockwell Collins SMID Cap Value Fund is stated at fair value based on the underlying common stock investments, which are valued at the closing price reported on the active market on which the stock is traded on the last business day of the Plan year, and also includes cash.
The fair value of the Rockwell Collins Stable Value Fund (prior to May 2015, this was the ARINC Stable Value Fund), is based on the fair value of the underlying investments held by the fund less its liabilities. The underlying investments include:

•
Collective trusts that hold constant duration synthetic guaranteed investment contracts (GICs), which are valued at fair or market value based on the NAV of shares held by the Plan at year-end. The net asset value as provided by the Trustee, is used as a practical expedient to estimate fair value. There are no known commitments or restrictions on the collective trusts except for certain withdrawal restrictions as it relates to liquidation by the Plan Sponsor. The Plan Sponsor has no plans to liquidate these funds.

•
Fixed maturity synthetic GICs, which are valued at fair value using quotes from independent pricing vendors. Fixed maturity synthetic GIC providers allow fixed maturity synthetic GICs held within the “wrap” investment contracts to be accounted for at book value, or cost plus accrued interest, where the interest rate is set for a specified period of time. The wrap investment contracts are not marketable securities, so their fair value is based on rebid or replacement cost of the contract, which fluctuates with the fair value of the fixed maturity synthetic GICs and the underwriting risk characteristics of the retirement plan.

In accordance with FASB standards related to Investment Companies and Plan Accounting for Defined Contribution Pension Plans, a stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the respective plan documents. The statements of changes in net assets available for benefits are presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the respective sub-plan documents.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan, through credits from the recordkeeper for Plan investments. Participants pay administrative costs for loan fees, overnight fees, withdrawal fees, qualified domestic relation orders and investment advisory services.
Payment of Benefits – Benefit payments are recorded when paid. Payment requests received before the market closes on December 31 of the respective year are processed and paid on the date requested. Payment requests received after the market closes are considered to be received on the next business day. Therefore, there were no participants who had elected to withdraw from the Plan but were not paid by December 31, 2015 and 2014.
Net Transfers Between Affiliated Plans – On December 31, 2015, account balances totaling $439,326,982, for all participants in the legacy Union and ARINC plans, were transferred into the Plan. Transfers of $566,771 into the legacy Savings Plan for the year ended December 31, 2014 occurred for employees who were previously members of the legacy Union Plan, but became eligible to participate in the legacy Savings Plan.
Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable during the plan years ended December 31, 2015 or 2014.
Subsequent Events – The Plan has assessed subsequent events through June 24, 2016, the date the annual Plan report was filed with the Securities and Exchange Commission.
On January 1, 2016, the following changes took place within the Plan:

•
The auto enrollment percent for the Salaried sub-plan was increased to six percent. Auto enrollment was added to the IMS Non-Union sub-plan for employees hired on or after January 1, 2016. For those employees who were auto enrolled at six percent, if they do not make an active election, they will be increased by one percent each year, on the anniversary of their eligibility, until their contribution rate is 10 percent.

•	Participants age 59-1/2 or older may now withdraw company retirement contributions while actively employed.

•	Active employees of the Bargaining Unit and the IMS Non-Union sub-plans are now 100 percent vested at age 55, regardless of their years of service.

•	Participants may only have one note at a time. Participants with two outstanding notes on December 31, 2015 will be grandfathered under the Plan’s old provisions until the notes are paid off.

•	Participants who terminated employment on or after age 55 may now choose installment payments as monthly or annual, for up to 10 years.
Company matching contributions for the Salaried sub-plan increased to 62.5 percent of the first eight percent of eligible compensation contributed for hours paid on or after April 2, 2016. This is an increase from 50 percent of the first eight percent of eligible compensation contributed.
3. DEFINED CONTRIBUTION MASTER TRUST
As of December 31, 2014, and up until December 31, 2015, assets of the legacy Savings and Union Plans, with the exception of the notes receivable from participants, were held in the Master Trust account by the Trustee. The Master Trust was dissolved on December 31, 2015, upon the merger of the legacy Union and ARINC Plans into the legacy Savings Plan. Net assets of the Master Trust were $0 at December 31, 2015.
Each of the participating plans had an interest in the net assets of the Master Trust and changes therein. The Trustee maintained supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.
The Master Trust investments were valued at fair value at the end of each day.
The net earnings or loss of the accounts for each day were allocated by the Trustee to each participating plan's investment funds based on the relationship of the interest of each plan to the total of the interests of all participating plans.
The Master Trust held investments in collective trust funds, one of which was sponsored by the Trustee that was a stable value fund (the MIP fund). The beneficial interest of each participant in the net assets of the MIP fund was represented by units. Units were issued and redeemed daily at the MIP fund's constant NAV of $1 per unit. Distributions to the MIP fund’s unit holders were declared daily from the net investment income and automatically reinvested in the MIP fund on a monthly basis, when paid. It was the policy of the MIP fund to use its best efforts to maintain a stable NAV of $1 per unit, although there was no guarantee that the MIP fund would be able to maintain this value.
The MIP fund's fair value was estimated using net asset value per share and the fund invested in insurance contracts, fixed-income securities and money market funds to provide daily liquidity. The strategy of this fund was to provide participants with income while maintaining stability of principal. Funds could be redeemed immediately and no other redemption restrictions existed for this fund.
The net assets of the Master Trust at December 31, 2014 consisted of the following:

2014
Mutual Funds	$1,808,945,707
Rockwell Collins Stock Fund	464,058,585
Collective trusts - State Street Target Retirement funds	429,053,489
Collective trust - MIP Fund	197,261,013
Total assets at fair value	2,899,318,794
Adjustment from fair value to contract value for fully benefit responsive stable value fund	(2,839,078)
Net Assets	$2,896,479,716

Legacy Savings Plan's interest in Master Trust net assets	$2,775,685,549
Legacy Savings Plan's percentage interest in Master Trust net assets	95.8%
The net investment income of the Master Trust for the years ended December 31, 2015 and 2014 consisted of the following:

	2015	2014
Net appreciation (depreciation) of investments:
Mutual funds	$(8,843,671)	$33,134,667
Rockwell Collins Stock Fund	42,493,599	58,514,740
Collective trusts	(34,183,587)	23,622,119
Rockwell Collins SMID Cap Value Fund	(7,605,513)	—
Rockwell Collins Stable Value Fund	2,255,462	—
Net appreciation (depreciation)	(5,883,710)	115,271,526
Interest and dividends	63,307,301	115,118,557
Net investment income	$57,423,591	$230,390,083

Legacy Savings Plan's portion of Master Trust investment income	$54,294,013	$219,381,677
The Master Trust’s investments at fair value that exceeded five percent of Master Trust net assets as of December 31, 2014 were as follows:

Description of Investment	2014
Rockwell Collins Stock Fund *	$464,058,585
Vanguard Primecap Fund - Admiral Class	317,366,163
Vanguard Institutional Index Plus	225,096,627
Fidelity Managed Income Portfolio II *, at contract value	194,421,935
Vanguard Total Bond Market Index Fund - Institutional Shares	173,772,262
Fidelity Mid Cap Stock Fund - Class K *	159,804,369
*Represents a party-in-interest to the Master Trust.

Information about the net assets and the significant components of the changes in net assets relating to the partially nonparticipant-directed investments held in the Master Trust as of December 31, 2014, and for the year then ended, is as follows:

2014
Net Assets - Rockwell Collins Stock Fund - Beginning of year	$422,244,892
Change in Net Assets:
Net appreciation in fair value of investments	58,514,740
Dividends	6,619,715
Contributions	46,808,641
Benefit payments	(30,832,005)
Net transfers to participant-directed investments	(39,297,398)
Net change	41,813,693
Net Assets - Rockwell Collins Stock Fund - End of year	$464,058,585

Legacy Savings Plan's interest in partially nonparticipant-directed investments	$438,955,660
4. PLAN ASSETS
The net assets of the Plan at December 31, 2015 consisted of the following:

2015
Mutual Funds	$1,350,991,373
Rockwell Collins Stock Fund	493,963,734
Collective trusts	984,012,426
Rockwell Collins SMID Cap Value Fund	162,201,919
Rockwell Collins Stable Value Fund	255,925,613
Total assets at fair value	3,247,095,065
Adjustment from fair value to contract value for fully benefit responsive stable value fund	(279,755)
Net Assets	$3,246,815,310

The Plan's investments at fair value that exceeded five percent of Plan net assets as of December 31, 2015 were as follows:

Description of Investment	2015
Rockwell Collins Stock Fund	$493,963,734
Vanguard Primecap Fund - Admiral Class	321,204,174
Vanguard Institutional Index Plus	284,923,334
Rockwell Collins Stable Value Fund	255,925,613
Vanguard Total Bond Market Index Fund - Institutional Shares	202,971,675

Information about the net assets and the significant components of the changes in net assets relating to the partially nonparticipant-directed investments held as of December 31, 2015, and held for the year then ended, is as follows:

2015
Net Assets - Rockwell Collins Stock Fund - Beginning of year	$438,955,660
Change in Net Assets:
Net appreciation in fair value of investments	40,171,497
Dividends	6,498,564
Contributions	45,114,925
Benefit payments	(32,410,876)
Net transfers to participant-directed investments	(31,503,868)
Transfer from legacy Union and ARINC Plans	27,137,832
Net change	55,008,074
Net Assets - Rockwell Collins Stock Fund - End of year	$493,963,734
5. FAIR VALUE MEASUREMENTS
The FASB’s standard related to fair value measurements defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The standard indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The standard established a valuation hierarchy for disclosure of the inputs to valuation techniques used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument
Level 3 - unobservable inputs based on the Plan's own assumptions used to measure assets and liabilities at fair value
Asset Valuation Techniques - Shares of mutual funds held are categorized as Level 1. They are valued at closing quoted market prices on the active market on which the mutual funds are traded on the last business day of the Plan year.
Shares of the Rockwell Collins Stock Fund are categorized as Level 1. They are valued based on the underlying Company common stock, which is valued at closing quoted market prices on the active market on which the stock is traded on the last business day of the Plan year.
Investments in collective trust funds are valued based upon the redemption price of units held by the Salaried sub-plan, which is based on the current fair value of the collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in collective trust funds are categorized as Level 2.
The MIP stable value fund was valued at the fair market value of its underlying investments. The underlying investments were categorized as Level 2. See Note 3 for more information about the underlying investments of the MIP fund.
The Rockwell Collins SMID Cap Value Fund is valued at the fair market value of its underlying investments. The common stock underlying investments are categorized as Level 1 and are valued at closing quoted market prices on the active market on which the stock is traded on the last business day of the Plan year. The interest-bearing cash underlying investment is categorized as Level 2.
The Rockwell Collins stable value fund is valued at the fair market value of its underlying investments. The underlying investments are categorized as Level 2 and Level 3. See Note 2 for more information about the underlying investments of the Rockwell Collins stable value fund.

A financial asset's or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The fair value of the Plan assets as of December 31, 2015 was as follows:
Fair Value Measurements
at December 31, 2015, using

		Significant other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Large Cap	$717,157,773	$—	$—	$717,157,773
Mid Cap	63,088,344	—	—	63,088,344
Small Cap	128,220,929	—	—	128,220,929
Foreign	143,122,252	—	—	143,122,252
Blended/Balanced	299,402,075	—	—	299,402,075
Rockwell Collins Stock Fund	493,963,734	—	—	493,963,734
Collective trusts	—	984,012,426	—	984,012,426
Rockwell Collins SMID Cap Value Fund:
Common Stock	149,280,883			149,280,883
Interest-bearing Cash		12,921,036		12,921,036
Rockwell Collins Stable Value Fund:
Interest-bearing Cash	—	11,462,789	—	11,462,789
Fixed Income Securities	—	33,381,444	—	33,381,444
Collective Trusts	—	210,896,016	—	210,896,016
Synthetic Investment Contract Wrapper	—	—	185,364	185,364
Total Plan assets at fair value	$1,994,235,990	$1,252,673,711	$185,364	$3,247,095,065

The fair value of the Master Trust assets as of December 31, 2014 was as follows:
Fair Value Measurements
at December 31, 2014, using

		Significant other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Large Cap	$747,998,063	$—	$—	$747,998,063
Mid Cap	440,607,876	—	—	440,607,876
Small Cap	73,690,040	—	—	73,690,040
Foreign	201,210,145	—	—	201,210,145
Bond/Managed Income	173,772,262	—	—	173,772,262
Money Market	18,813,672	—	—	18,813,672
Blended/Balanced	152,853,649	—	—	152,853,649
Rockwell Collins Stock Fund	464,058,585	—	—	464,058,585
Collective trusts - State Street Target Retirement Funds	—	429,053,489	—	429,053,489
Collective trust - MIP (stable value fund)	$—	197,261,013	$—	197,261,013
Total Master Trust assets at fair value	$2,273,004,292	$626,314,502	$—	$2,899,318,794
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no investments held by the Plan or the Master Trust that changed levels during the years ended December 31, 2015 and 2014, respectively.
6. FEDERAL INCOME TAX STATUS
The Internal Revenue Service (the IRS) has determined and informed the Company by a letter dated November 17, 2014, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. A new determination letter request was submitted to the IRS on February 1, 2016, and is still under review. On May 27, 2016, the Company filed an application (the Application) for the Plan, for a compliance statement from the IRS under the Voluntary Correction Program (VCP), with respect to certain operational errors discovered by the Company. The Application is still under review by the IRS. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan's trust is currently tax-exempt. As a result, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2015, the Plan held Company common stock with a market value of $493,963,734. At December 31, 2014, the Master Trust held Company common stock with a market value of $459,750,889. During the years ended December 31, 2015 and 2014, the Master Trust recorded dividend income from the Company of $6,871,734 and $6,619,715, respectively.

Certain Plan investments were managed by the Trustee and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each investment fund.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$3,289,591,375	$2,808,092,679
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	279,755	2,707,048
Net assets per the Form 5500	$3,289,871,130	$2,810,799,727

For the year ended December 31, 2015, the following is a reconciliation of the increase in net assets per the financial statements to the Form 5500:

2015
Investment income per the financial statements	$54,294,013
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, current year	279,755
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, prior year	(2,707,048)
Investment income per the Form 5500	$51,866,720

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN
EIN#: 52-2314475, PLAN #: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2015

Identity of Issue	Description of Investment	Fair Value **
Fidelity Capital & Income *	Mutual fund	85,183,585
Fidelity Strategic Real Return *	Mutual fund	11,246,816
Spartan Extended Market Index Advance *	Mutual fund	63,088,344
Vanguard FTSE All-World	Mutual fund	55,131,961
Loomis Small-Cap Growth N	Mutual fund	128,220,929
Vanguard Institutional Index Plus	Mutual fund	284,923,334
Vanguard Prime-Cap Admiral	Mutual fund	321,204,174
MFS International Value R5	Mutual fund	87,990,291
MFS Value R5	Mutual fund	111,030,264
Vanguard Total BD Market Index	Mutual fund	202,971,675
Fidelity Diversified International *	Collective trust	87,225,664
Fidelity Blue Chip Growth *	Collective trust	123,429,098
Fidelity Mid-Cap *	Collective trust	149,188,631
State Street Target Retirement 2060	Collective trust	207,446
State Street Target Retirement Income	Collective trust	29,592,505
State Street Target Retirement 2015	Collective trust	48,045,872
State Street Target Retirement 2020	Collective trust	119,349,557
State Street Target Retirement 2025	Collective trust	118,233,093
State Street Target Retirement 2030	Collective trust	116,607,943
State Street Target Retirement 2035	Collective trust	58,159,778
State Street Target Retirement 2040	Collective trust	61,943,434
State Street Target Retirement 2045	Collective trust	34,047,902
State Street Target Retirement 2050	Collective trust	31,373,254
State Street Target Retirement 2055	Collective trust	6,608,249
Rockwell Collins SMID Cap Value Fund *:
Aaron's, Inc.	Common stock	2,290,273
Aircastle Ltd.	Common stock	1,313,354
Anixter International, Inc.	Common stock	1,549,607
Axalta Coating Systems Ltd.	Common stock	2,160,915
B&G Foods, Inc.	Common stock	3,074,406
BankUnited, Inc.	Common stock	3,446,795
BOK Financial Corp.	Common stock	2,112,979
Borgwarner, Inc.	Common stock	4,440,802
Boston Scientific Corp.	Common stock	6,413,893
Brink's Co.	Common stock	1,088,311
Broadridge Financial Solutions, Inc.	Common stock	982,722
Brown & Brown, Inc.	Common stock	4,597,041
Cimarex Energy Co.	Common stock	4,474,810
Cleco Corp.	Common stock	623,126
Colfax Corp.	Common stock	3,406,648
Colony Capital, Inc. (Cl A)	Common stock	725,825
(Continued on next page)

Identity of Issue	Description of Investment	Fair Value **
CommScope Holding Co. Inc.	Common stock	1,513,400
Corrections Corp. of America	Common stock	1,143,308
Coty, Inc. (Cl A)	Common stock	1,089,531
CSG Systems International, Inc.	Common stock	1,107,644
Dover Corp.	Common stock	2,066,147
Edgewell Personal Care Co.	Common stock	1,021,945
Endurance Specialty Holdings Ltd.	Common stock	2,543,603
Energen Corp.	Common stock	832,097
Energizer Holdings, Inc.	Common stock	444,142
Enstar Group Ltd.	Common stock	795,212
First Horizon National Corp.	Common stock	2,039,987
First Republic Bank	Common stock	3,140,823
Flowers Foods, Inc.	Common stock	3,380,270
Goodyear Tire & Rubber Co.	Common stock	2,030,767
Hub Group, Inc.	Common stock	4,497,840
Infinity Property & Casualty Corp.	Common stock	701,833
iStar, Inc.	Common stock	2,471,335
ITC Holdings Corp.	Common stock	2,190,543
Jarden Corp.	Common stock	5,464,956
Juniper Networks, Inc.	Common stock	3,296,406
Kennametal, Inc.	Common stock	1,126,368
Keysight Technologies, Inc.	Common stock	1,172,154
Kirby Corp.	Common stock	1,936,942
Knowles Corp.	Common stock	601,916
Lifepoint Health, Inc.	Common stock	4,401,798
Linear Technology Corp.	Common stock	2,618,913
Mid-America Apartment Communities, Inc	Common stock	1,886,124
Molson Coors Brewing Co. (Cl B)	Common stock	3,958,728
National Penn Bancshares, Inc.	Common stock	1,955,908
Nationstar Mortgage Holdings, Inc.	Common stock	3,063,201
Navigators Group, Inc.	Common stock	1,854,780
NVR, Inc.	Common stock	1,084,380
Orthofix International N.V.	Common stock	2,823,708
Parker Hannifin Corp.	Common stock	876,699
Popular, Inc.	Common stock	2,590,843
Post Holdings, Inc.	Common stock	4,333,808
Reinsurance Group of America	Common stock	1,240,475
SPX Flow, Inc.	Common stock	1,002,667
Staples, Inc.	Common stock	2,396,999
Tegna, Inc.	Common stock	3,708,056
UGI Corp.	Common stock	2,854,070
Universal American Corp.	Common stock	1,496,285
Vantiv, Inc.	Common stock	2,320,735
Whirlpool Corp.	Common stock	2,283,094
Willis Group Holdings PLC	Common stock	9,422,337
XL Group PLC	Common stock	1,796,599
Fidelity (STIF) *	Interest-bearing cash	12,921,036
(Continued on next page)

Identity of Issue	Description of Investment	Fair Value **
Rockwell Collins Stable Value Fund:
Fidelity (STIF) (100-31-TPLX) *	Interest-bearing cash	11,462,789
BGI 1-3 Credit Bond Index	Collective trust	15,809,261
BGI 1-3 Government Bond Index Fund	Collective trust	24,362,013
BGI Asset Backed SEC Index Fund	Collective trust	37,962,432
BGI Comm Mortgage Backed SEC Fund	Collective trust	5,274,078
BGI Intermediate Government Bond Index	Collective trust	18,212,824
BGI Int Term Cred Bond Index Fund	Collective trust	56,911,194
BGI Long Term Government Bond Index Fund	Collective trust	3,794,091
BGI Mortgage Backed SEC Index Fund	Collective trust	48,570,123
American General (1635893)	Fixed income security	33,381,444
Voya Retirement Insurance & Annuity Company	Synthetic investment contract wrapper	42,263
Fidelity (STIF) *	Synthetic investment contract wrapper	8,341
Bank of Tokyo Mitsubishi	Synthetic investment contract wrapper	28,917
RGA	Synthetic investment contract wrapper	28,917
American General Life	Synthetic investment contract wrapper	38,185
Transamerica Premier Life	Synthetic investment contract wrapper	38,741
Rockwell Collins, Inc. *	Rockwell Collins Stock	493,963,734
Participant loans *	Interest rates ranging from 4.25% to 10.5%, due from 2016 to 2025	42,915,378
Assets held at December 31, 2015		$3,290,010,443
* Denotes a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and therefore is not included.
See accompanying Independent Auditor's Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

/s/ Rosa F. Barone	Date:	June 24, 2016
Rosa F. Barone
Plan Administrator

/s/ Patrick E. Allen	Date:	June 24, 2016
Patrick E. Allen
Senior Vice President & Chief Financial Officer